UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Rimini Street, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76674Q 107
(CUSIP Number)

Thomas C. Shay C/O Rimini Street, Inc. 3993 Howard Hughes Parkway, Suite 500 Las Vegas, NV 89169 (702) 839-9671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107	13D	Page 1 of 3

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Thomas C. Shay
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
3,595,535 shares
	(8)	SHARED VOTING POWER
-0- shares
	(9)	SOLE DISPOSITIVE POWER
3,595,535 shares
	(10)	SHARED DISPOSITIVE POWER
-0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,595,535 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 66,533,000 shares of Common Stock as of August 6, 2019 as disclosed in the Issuer’s Form 10-Q filed on August 8, 2019 with the Securities and Exchange Commission.

Explanatory Note

This Amendment No. 4 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Thomas C. Shay (the “Reporting Person”) on October 23, 2017 (the “Original Schedule 13D”), as amended on June 22, 2018, July 20, 2018 and February 1, 2019 (such Original Schedule 13D, as amended, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as defined.

Item 2.	Identity and Background.

Item 2(c) is amended and restated in its entirety as follows:

(c)       Effective as of January 31, 2019, the Reporting Person resigned as a member of the Issuer’s Board of Directors and as Corporate Secretary and, effective as of February 8, 2019, retired as an employee and executive officer of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The information set forth in Item 2(c), above, is incorporated by reference into this Item 4.

The Reporting Person intends to continue to evaluate his ownership and voting position in the Issuer and may continue to hold his equity position in the Issuer, acquire additional securities of the Issuer or may dispose of his equity position in the Issuer in the future.

Except as set forth herein, the Reporting Person (in his capacity as stockholder of the Issuer) has no present intent or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13, provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is amended and restated in its entirety:

The information contained in Exhibit 99.1 hereto is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4, above, is incorporated by reference into this Item 6.

Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

24.1	Power of Attorney, dated January 31, 2019

99.1	Transactions in the Issuer’s Securities During the Last 60 Days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2019

By:	/s/ Celeste Rasmussen Peiffer
Celeste Rasmussen Peiffer as Attorney-in-Fact